FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2003

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82

N/A

EuroTel Bratislava, a.s.

Part I—Financial Information

Item 1:  Condensed Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands of Slovak Crowns) (unaudited)

		As of December 31,	As of March 31,
	Notes	2002	2003
ASSETS
Non-current assets
Property and equipment		6,905,996	6,616,708
Licenses	2	493,486	476,020
UMTS License prepayment	3	1,510,506	1,510,506
Deferred expenses and other long term assets		122,938	119,773

		9,032,926	8,723,007

Current assets
Inventories	4	297,151	236,855
Receivables, prepayments and deferred expenses		1,364,484	1,194,820
Investments	5	1,676,073	1,843,555
Cash and cash equivalents		860,203	979,881

		4,197,911	4,255,111

Total assets		13,230,837	12,978,118

LIABILITIES AND EQUITY
Shareholders’ equity
Share capital		3,734,735	3,734,735
Retained earnings and other reserves		430,435	783,706

	6	4,165,170	4,518,441

Non-current liabilities
Long term notes		6,450,732	6,413,327
Deferred revenues and other liabilities		120,662	115,556
Deferred tax liability	7	247,369	318,822

		6,818,763	6,847,705

Current liabilities
Trade, other payables and deferred revenues		2,004,356	1,551,869
Accrued interest – long term notes		190,070	4,142
Provisions		52,478	55,961

		2,246,904	1,611,972

Total liabilities and equity		13,230,837	12,978,118

The accompanying notes form an integral part of these condensed consolidated financial statements.

EuroTel Bratislava, a.s.

Consolidated Statements of Operations

(in thousands of Slovak Crowns) (unaudited)

		Three months ended March 31,
	Notes	2002	2003
Revenues	9	2,087,827	2,474,524
Cost of sales and services	10	(1,020,524)	(919,673)

Gross profit		1,067,303	1,554,851
Operating expenses	11	(881,810)	(921,790)

Operating profit		185,493	633,061
Finance costs	12	(95,226)	(152,826)

Income before tax		90,267	480,235
Income taxes	13	(17,336)	(122,678)

Net income		72,931	357,557

The accompanying notes form an integral part of these condensed consolidated financial statements.

EuroTel Bratislava, a.s.

Condensed Consolidated Statements of Cash Flows

(in thousands of Slovak Crowns) (unaudited)

	Three months ended March 31,
	2002	2003
Cash flows from operations	516,774	1,251,557
Interest paid	(375,948)	(388,818)
Interest received	40,025	41,938
Income tax (paid)	(1,245)	(4,383)

Net cash flows from operating activities	179,606	900,294

Cash flows from investing activities
Purchase of property and equipment	(564,973)	(605,184)
Purchase of licenses	—	—
Purchase of investments	(427,292)	(1,239,880)
Proceeds from disposal of property and equipment	5,351	12,208
Proceeds from disposal of investments	851,065	1,052,240

Net cash used in investing activities	(135,849)	(780,616)

Cash flows from financing activities

Net cash flows from financing activities	—	—

Net increase in cash and cash equivalents	43,757	119,678

Cash and cash equivalents at beginning of period	954,363	860,203

Cash and cash equivalents at end of period	998,120	979,881

The accompanying notes form an integral part of these condensed consolidated financial statements.

EuroTel Bratislava, a.s.

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Slovak Crowns) (unaudited)

	Ordinary Shares	Share Premium	Preferred Shares	Comprehensive income	(Accumulated Deficit)/ Retained Earnings	Total
Balance as of December 31, 2001	3,561,470	1,035	172,230	—	(148,288)	3,586,447
Net income for the three months ended March 31, 2002	—	—	—	—	72,931	72,931

Balance as of March 31, 2002	3,561,470	1,035	172,230	—	(75,357)	3,659,378

Balance as of December 31, 2002	3,561,470	1,035	172,230	(6,852)	437,287	4,165,170

Fair value losses on cash flow hedge (net of tax effect) (a)	—	—	—	(4,286)	—	(4,286)
Net income for the three months ended March 31, 2003	—	—	—	—	357,557	357,557

Balance as of March 31, 2003	3,561,470	1,035	172,230	(11,138)	794,844	4,518,441

(a)	The Comprehensive Income reserve consists of fair value losses on cash-flow hedges of future interest payments (see Note 8).

The accompanying notes form an integral part of these condensed consolidated financial statements.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

1.  Basis of Preparation

These condensed consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board. The condensed consolidated financial statements do not form the statutory accounts of EuroTel Bratislava, a.s. (“EuroTel”), which are prepared separately in accordance with Slovak law and accounting practice.

The condensed consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

In the opinion of management, the underlying consolidated financial statements of EuroTel, from which these condensed consolidated financial statements of EuroTel have been prepared, contain all adjustments necessary to present fairly, in all material respects, EuroTel’s consolidated financial position as of March 31, 2003, and the results of operations and cash flows for the three months ended March 31, 2003 and March 31, 2002. All such adjustments are deemed to be of a normal recurring nature. These consolidated financial statements should be read in conjunction with the financial statements and the related notes included in EuroTel’s financial statements as of December 31, 2002 and 2001 and for each of the years then ended. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

2.  Licenses

EuroTel reports intangible assets at cost less accumulated amortization.

	As of December 31, 2002	As of March 31, 2003
General license	1,053,149	1,053,149
Less: accumulated amortization	(559,663)	(577,129)

	493,486	476,020

The general license is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years.

Following a review of expected future cash flows to be generated by the NMT business, an impairment charge of Sk112,000 was recorded as of December 31, 2002 against a proportion of the 450MHz spectrum carrying value. The recoverable amount (the higher of the net selling price and value in use) was determined at the NMT cash-generating unit level and represents the value in use determined using a discounted cash flow analysis, employing a 12.5% discount rate.

3.  UMTS License Prepayment

	As of December 31, 2002	As of March 31, 2003
UMTS license fee	1,510,506	1,510,506

Included in the UMTS license prepayment for the periods ended December 31, 2002 and March 31, 2003 is the capitalized consultancy fee of Sk11,506 in addition to the license fee paid to the Telecom Office.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

4.  Inventories

	As of December 31, 2002	As of March 31, 2003
Mobile
Mobile phones and accessories	262,003	208,067
SIM cards	29,836	23,868

	291,839	231,935
MDNS
MDNS inventory	5,312	4,920

	297,151	236,855

EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification; stock items with carrying value of Sk23,693 are carried at net realizable value (Sk16,490 as of December 31, 2002). Inventories are shown net of allowances of Sk12,455 and Sk39,928 as of December 31, 2002 and March 31, 2003, respectively.

5.  Investments

EuroTel has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from one to twelve months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 2.27% to 3.23%. As of December 31, 2002 and as of March 31, 2003 the fair value of the securities was Sk1,677,306 and Sk1,848,490, respectively. EuroTel has the intent and ability to hold all investments to maturity.

	As of December 31, 2002	As of March 31, 2003
Opening net book amount	3,671,380	1,676,073
Additions	2,668,733	1,239,880
Redemptions	(4,587,395)	(1,052,240)
Amortization of premium	(29,204)	(3,440)
Foreign exchange losses	(47,441)	(16,718)

Closing net book amount	1,676,073	1,843,555

6.  Shareholders’ Equity

Upon formation of EuroTel Bratislava, a.s., two classes of shares were issued, ordinary shares and non-redeemable preferred shares with discretionary dividends.

On December 17, 1999, EuroTel’s shareholders approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares authorized, issued and outstanding at December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to Slovak Telecom (“ST”) and Atlantic West B.V. (“AWBV”) respectively. The total number of preferred shares authorized, issued and outstanding at December 31, 2000 was 172,230, all of which were issued to ST.

On December 19, 2000 the Board of Directors of EuroTel, including representatives of all shareholders, agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058,929 into ordinary share capital of the Company as of January 1, 2001. The agreement was scheduled at the shareholders’ meeting of March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at March 31, 2003 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by ST.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

6. Shareholders’ Equity (continued)

The capitalization was effected at a blend of exchange rates in effect during the loan periods giving rise to a Sk186,680 increase in equity (net of taxes of Sk76,249). Under Slovak law the increase can be distributed to shareholders of the Company through dividends. Accordingly, the increase was credited to EuroTel’s retained earnings.

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preferred dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend as and when declared. Share premiums represent the excess of each owner’s total initial capital contribution over their proportionate contribution to EuroTel’s registered capital prior to the transformation of EuroTel into a joint stock company.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the Indenture between Slovak Wireless Finance Company B.V. (“SWFC”), EuroTel and The Bank of New York dated as of March 23, 2000 (“indenture agreement”) are satisfied.

7. Deferred Tax

Deferred taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The Slovak corporate tax rate has changed from 29% to 25% effective from January 1, 2002.

The movement on the deferred tax account is as follows:

	As of December 31, 2002	As of March 31, 2003
At beginning of period – net deferred tax (liability)	(40,629)	(247,369)
Income statement charge	(206,740)	(72,882)
Tax credited to equity (a)	—	1,429

At end of period – net deferred tax liability	(247,369)	(318,822)

(a)	The deferred tax credit to equity in 2003 represented the deferred tax effect of hedge accounting for fair value losses incurred in relation to cash flow hedges of future interest payments (see Note 8).

Deferred tax assets are recognized as tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. Under Slovak tax law a company may accumulate tax losses as carryforwards in respect of three consecutive years immediately proceeding the year for which company records taxable income. The tax loss carryforwards can subsequently be released against taxable income ratably over five years. Tax loss carryforwards as of March 31, 2003 of Sk1,166,429 represent tax losses accumulated over the years ended December 31, 1999, 2000 and 2001 less a proportion of taxable profit for the periods ended December 31, 2002 and March 31, 2003 that was, under Slovak tax law, offset. The tax losses carried forward are expected to be offset evenly against current and future taxable profits during 2003 through to 2006. The deferred tax asset related to the tax loss carryforwards was recognized on the basis of estimated future taxable profits of the Company within the relevant tax jurisdiction.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

7. Deferred Tax (continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Deferred tax liabilities	As of December 31, 2002	(Charged)/ credited to Income statement	Credited to equity	As of March 31, 2003
Temporary differences arising from accelerated tax depreciation	(711,083)	(16,225)	—	(727,308)
Release of bad debt provision on contractual penalties	—	(1,750)	—	(1,750)
Capitalized interest	—	(2,994)	—	(2,994)
Deferred expenses	(36,524)	1,954	—	(34,570)

Deferred tax liabilities	(747,607)	(19,015)	—	(766,622)

Deferred tax assets	As of December 31, 2002	(Charged)/ credited to Income statement	Credited to equity	As of March 31, 2003
Unrealized foreign exchange losses (a)	11,758	(11,758)	—	—
Accrued interest	48,389	(47,309)	—	1,080
Deferred revenues	36,524	520	—	37,044
Other accruals	19,366	25,704	—	45,070
Bad debt provision for receivables (b)	39,845	4,347		44,192
Rent and exit costs	11,091	(531)	—	10,560
Premium on long term notes repurchase and write-off of deferred finance charges (c)	13,679	(244)	—	13,435
Hedge liability	3,155	228	1,429	4,812
Tax losses carried forward	316,431	(24,824)	—	291,607

Deferred tax assets	500,238	(53,867)	1,429	447,800

(a)	Prior to January 1, 2003 foreign exchange losses / gains were tax deductible / taxable only when realized. Since January 1, 2003 both realized and unrealized foreign exchange losses / gains are deductible / taxable for corporate income tax purposes.

(b)	Prior to January 1, 2002 the Slovak tax law allowed the debtor to claim a bad debt tax benefit only after certain statutory collection requirements were complied with. Due to the significant practical difficulties in pursuing such statutory requirements it was EuroTel’s policy not to recognize a deferred tax asset on its bad debt provision. The Amendment to the Income Taxes Act (the “Amendment”), effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for a further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. A deferred tax asset arising on the bad debt provision was recorded during the year ended December 31, 2002 in relation to receivables within the scope of the Amendment.

(c)	A deferred tax asset of Sk13,435 has been recognized as of March 31, 2003 to account for the timing differences between the accounting and tax profits of EuroTel caused by repurchase, by EuroTel, of €15 million of its long term notes. Under IFRS, the premium paid by EuroTel over the carrying value of repurchased long term notes, together with unamortized deferred finance charges related to the repurchased long term notes, were charged to income. Under Slovak law, for tax purposes, the premium will become deductible on the date of maturity of long term notes and the deferred finance charges will continue to be amortized over the period until such date.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

7.  Deferred Tax (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax asset/liabilities and when the deferred taxes relate to the same fiscal authority.

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	As of December 31, 2002	As of March 31, 2003
Deferred tax liability	(247,369)	(318,822)

The amounts shown in the balance sheet include the following:

	As of December 31, 2002	As of March 31, 2003
Deferred tax assets to be recovered after more than 12 months	338,758	307,526
Deferred tax liabilities to be settled after more than 12 months	(796,541)	(645,019)

	(457,783)	(337,493)

8.  Derivative Financial Instruments

	As of December 31, 2002	As of March 31, 2003
Euro/Sk Cross Currency Interest Rate Swaps (a)	12,620	15,028
Forward foreign exchange contracts (b)	—	4,218

	12,620	19,246

(a)	On October 23, 2002, November 27, 2002, February 5, 2003 and February 7, 2003, EuroTel entered into four Euro/Sk Cross Currency Interest Rate Swaps to hedge its exposure to the Euro/Sk exchange rate risk in connection with payments of the March 30, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of the Euro-denominated long term notes. Under the contractual terms of the four swaps, EuroTel agreed to pay fixed Sk cash flow of Sk388,819 in exchange for the receipt of a fixed Euro cash flow of €9,000 thousand on each of the above days, at an average rate of approximately 43.2 Sk/Euro.

These contracts were designated as cash-flow hedges under IAS 39. During the period ended March 31, 2003, EuroTel released Sk177 of fair value losses from other comprehensive income (a component of equity) to the income statement as a result of the accrual of the March 31, 2003 interest payment on the Euro denominated long-term notes (three months ended March 31, 2002: nil). Sk4,286 (net of deferred tax of Sk1,429) of fair value losses were recorded in other comprehensive income during the three month period ended March 31, 2003 (three months ended March 31, 2002: nil). The total balance of deferred foreign exchange losses of Sk11,138 (net of deferred tax of Sk3,713) (December 31, 2002: Sk6,852 (net of deferred tax of Sk2,284) will be transferred from the hedging reserve to the income statement when the underlying interest is accrued or paid through to March 30, 2004.

(b)	On March 10 and March 28, 2003 EuroTel has entered into the three month forward foreign exchange contracts to hedge anticipated future foreign currency expenditures in the amount of €5,385 thousand and €4,950 thousand. While these contracts may provide effective economic hedges under EuroTel’s risk management policies, they do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement in the amount of Sk3,163 (net of deferred tax of Sk1,055).

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

9.  Revenues

	Three months ended March 31,
	2002	2003
Mobile service revenues	1,760,543	2,202,565
Mobile equipment and other sales
Mobile equipment and accessories sales	156,320	93,643
Other revenues	56,559	56,171

	212,879	149,814

Managed data network services (“MDNS”)
MDNS service revenues	112,796	121,809
MDNS equipment revenues	1,609	336

	114,405	122,145

	2,087,827	2,474,524

Service Revenues

Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:

	Three months ended March 31,
	2002	2003
Service revenues	1,929,898	2,380,545

10.  Cost of Sales and Services

	Three months ended March 31,
	2002	2003
Mobile service cost of sales
Interconnect	314,372	364,053
Roaming	72,113	81,075
Leased circuits	60,049	69,858
License and other costs	42,705	50,015

	489,239	565,001

Mobile equipment and service commissions
Equipment, SIM cards, accessories and spare parts	434,642	293,494
Service commissions	60,938	21,924

	495,580	315,418

Managed data network services cost of sales
MDNS service cost of sales	34,617	39,010
MDNS equipment cost of sales	1,088	244

	35,705	39,254

	1,020,524	919,673

Cost of Services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

	Three months ended March 31,
	2002	2003
Cost of services	584,794	625,935

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

11. Operating Expenses

	Three months ended March 31,
	2002	2003
Advertising	93,902	128,233
Marketing and sales	8,425	6,449
Wages and employee benefits (a)	151,671	146,490
Building maintenance	17,429	21,222
Network and IT support and maintenance	63,123	79,136
Motor vehicles expenses	8,282	17,833
Rent – base station and cell sites	19,536	21,843
Rent – buildings	36,711	32,922
Employee training and travel	9,141	7,420
Office supplies	16,459	12,735
Professional fees and administrative costs	59,959	45,894
Operating FX (Gains) / Losses	(2,432)	(2,846)
Bad debt expense	7,578	(24,209)
Depreciation (b)	389,295	423,015
Amortization	17,466	17,466
Capitalized expenses (c)	(14,735)	(11,813)

	881,810	921,790

(a)	Wages and employee benefits include Sk31,548 of contributions accrued to the statutory health, retirement benefit and unemployment schemes during the three months ended March 31, 2003 (Sk28,741 during the three months ended March 31, 2002).

(b)	Included in the depreciation charge for the three months ended March 31, 2002 is a one-time write-off of Sk24,091 representing the net book value of point-to-multipoint system (“PMP”) for the wireless connection of GSM base stations and MDNS customers to the MDNS network. While the Telecom office opened a tender for a new license for the spectrum used by PMP equipment, EuroTel’s management decided not to participate in this offering and ceased the usage of this equipment. PMP equipment was used 69% for the MDNS and 31% for the Mobile Communications Services business segment.

(c)	Capitalized expenses include labor and overhead expenses associated with the construction of fixed assets.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

12.  Finance Costs

	Three months ended March 31,
	2002	2003
Interest expense on borrowings	183,060	199,584
Arrangement fees and other finance expenses, net	9,381	9,980
Capitalized interest (a)	(3,210)	(11,975)
Interest income	(40,616)	(20,348)
Fair value losses on financial instruments	—	4,218
Foreign exchange (gains) / losses	(53,389)	(28,633)

	95,226	152,826

(a)	Capitalization rates used to determine capitalized interest were as follows:

	Three months ended March 31,
	2002	2003
Capitalization rates	8.3%	11.25%

13.  Income Taxes

A reconciliation between the reported income tax charge / (credit) and the theoretical amount that would arise using the statutory tax rates is as follows:

	Three months ended March 31,
	2002	2003
Income before tax	90,267	480,235

Income tax at 25%	22,567	120,059
Non-deductible provision for doubtful accounts (a)	(8,408)	(9,957)
Non-deductible provision for inventory	(438)	6,870
Non-deductible advertising expenses	394	779
Other, net	3,221	4,927

	17,336	122,678

Income tax expense for the period
The tax charge for the period comprises:
Deferred tax charge (b)	16,536	72,882
Tax charge in respect of current and prior periods	800	49,796

	17,336	122,678

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

13.  Income Taxes (continued)

(a)	Uncollectable receivables are not deductible for tax purposes until certain statutory collection requirements are complied with. As described under Note 7, the Amendment relaxed the rules for tax benefit collection related to receivables due after December 31, 2001. Accordingly, a deferred tax asset for 75% of the 2002 receivables has been recognized. The treatment of receivables due prior to December 31, 2001 was not modified. Movements in bad debt provision in relation to such pre-existing receivables therefore continue to be a permanent difference for income tax purposes. In 2002, EuroTel was able to secure tax deductibility status for its pre-2002 receivables, where all statutory collection requirements, mainly obtaining court judgements against debtors, were complied with. The corresponding deductible write-offs of such receivables reduced the effective tax rate.

(b)	The deferred tax charges are mainly the result of the differences between accounting and tax depreciation; unrealized foreign exchange losses, which are not considered tax deductible under current Slovak tax legislation until realized; accruals including interest on long term notes, which are not considered tax deductible under current Slovak tax legislation until paid; and tax loss carryforwards.

14.  Capital Commitments

EuroTel had the following contractual capital commitments:

	As of December 31, 2002	As of March 31, 2003
Capital expenditures that have been contracted for but have not been provided for in the financial statements	239,918	553,754

These commitments principally relate to the network, with the majority of payments expected to occur within one year. These commitments are cancelable without significant penalty.

Under the terms of the UMTS License (see Note 3), EuroTel is obliged to commence providing UMTS services no later than 30 months from the date of control of the related radio frequencies, currently expected in September 2003.

15.  Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from, and sells certain services to, ST. EuroTel has certain lease agreements with ST. Related party transactions with T-Mobile International and AWBV constitute management fees paid for consulting services and payments for seconded employees. EuroTel also purchases and sells in the normal course of business telecommunications services from the following subsidiaries, associated undertakings and joint ventures within the respective groups of EuroTel’s shareholders: Eurotel Praha and RadioMobil (since May 1, 2003 T-Mobile Czech Republic) in the Czech Republic, T-Mobile Austria, T-Mobile in Germany, T-Mobile USA, T-Mobile UK, T-Mobile Netherlands, HT Mobile Communications in Croatia, Westel Mobile TeleCommunications Company in Hungary, Vodafone Omnitel in Italy, Mobile TeleSystems in Russia, Ukrainian Mobile Communications in the Ukraine and PTC in Poland.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

15.  Related Party Transactions (continued)

EuroTel’s transactions with the aforementioned related parties, which were undertaken on an arms length basis, were as follows:

	Three months ended March 31,
	2002	2003
Sales to ST	233,474	237,967
Purchases from ST	194,040	180,349
Lease expense paid to ST	10,850	7,904
Sales to Eurotel Praha	16,848	18,524
Purchases from Eurotel Praha	7,909	8,537
Sales to other related parties	27,791	43,476
Purchases from other related parties	14,681	22,726
Management fees paid to AWBV	7,386	2,991
Management fees paid to T-Mobile International AG	2,519	6,042
Directors and management fees	11,251	11,861

16.  Contingencies

Litigation

EuroTel is not involved in any material legal proceedings outside of the normal course of business. Management does not believe the resolution of any current legal proceedings will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

Taxation

Due to the presence in Slovak tax legislation of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authority of making arbitrary judgment on business activities, Management’s judgment of the Company’s business activities may not coincide with the interpretation of the same activities by the tax authorities. The fiscal years from 1999 through to 2002 remain open to tax inspection.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

17.  Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for the amortization of licenses and depreciation relating to mobile property and equipment and managed data network services equipment. Assets attributable to segments include mobile property and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

EuroTel operates in one geographical market – the Slovak Republic.

The information in the following tables is disclosed in the same format and using the same amounts as used by the chief operating decision-maker in making operational decisions and allocating resources.

EuroTel’s segment financial information was as follows:

Three months ended March 31, 2002	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Revenues	1,973,422	114,405	—	2,087,827
Cost of sales and services	(984,819)	(35,705)	—	(1,020,524)

Gross profit	988,603	78,700	—	1,067,303
Operating expenses	(297,545)	(30,775)	(553,490)	(881,810)

Operating profit	691,058	47,925	(553,490)	185,493
Finance costs	—	—	(95,226)	(95,226)

Profit / (loss) before tax	691,058	47,925	(648,716)	90,267
Income taxes	—	—	(17,336)	(17,336)

Net income / (loss)	691,058	47,925	(666,052)	72,931

Depreciation	(280,119)	(30,735)	(78,441)	(389,295)
Amortization	(17,426)	(40)	—	(17,466)

Three months ended March 31, 2003	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Revenues	2,352,379	122,145	—	2,474,524
Cost of sales and services	(880,419)	(39,254)	—	(919,673)

Gross profit	1,471,960	82,891	—	1,554,851
Operating expenses	(311,444)	(16,971)	(593,375)	(921,790)

Operating profit	1,160,516	65,920	(593,375)	633,061
Finance costs	—	—	(152,826)	(152,826)

Income / (loss) before tax	1,160,516	65,920	(746,201)	480,235
Income taxes	—	—	(122,678)	(122,678)

Net income / (loss)	1,160,516	65,920	(868,879)	357,557

Depreciation	(294,019)	(16,930)	(112,066)	(423,015)
Amortization	(17,425)	(41)	—	(17,466)

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

17.  Segment Information (continued)

As of December 31, 2002	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Total assets	8,634,074	370,525	4,226,238	13,230,837

Total liabilities	1,705,064	71,079	7,289,524	9,065,667

Capital expenditure (a)	3,716,579	87,091	701,879	4,505,549

As of March 31, 2003
Total assets	8,304,463	374,641	4,299,014	12,978,118

Total liabilities	1,373,473	54,107	7,032,097	8,459,677

Capital expenditure	116,425	11,764	8,595	136,784

(a)	The capital expenditure of the Mobile Communications Services segment as of December 31, 2002 includes the UMTS License of Sk1,510,506 (see Note 3).

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

18.  Reconciliation to United States Generally Accepted Accounting Principles

EuroTel’s financial statements are prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income for the three months ended March 31, 2002 and 2003.

	Three months ended March 31,
Reconciliation of net income	2002	2003
Net income reported under IFRS	72,931	357,557
U.S. GAAP adjustments:
– shareholder pushdown (a)	(706)	(3,456)

Presentation of net income under U.S. GAAP before extraordinary items	72,225	354,101

Presentation of net income under U.S. GAAP after extraordinary items	72,225	354,101

There are no differences between shareholders’ equity reported under IFRS and U.S. GAAP.

(a)	Shareholder Pushdown

Under IFRS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. During 2002, EuroTel’s policies regarding reimbursement of portions of compensation expense paid by its shareholders were modified. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

(b)	Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), which establishes rules for the reporting of comprehensive income and its components. The hedge reserve in the amount of Sk11,138 under U.S. GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. The sum of other comprehensive income and net income for the period represents comprehensive income for the period.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

18.  Reconciliation to United States Generally Accepted Accounting Principles (continued)

(c)	Deferred Finance Charges

Under IAS 39, the Company offsets the deferred finance charges related to the issue of its long term notes against the long term notes liability. Under U.S. GAAP, in accordance with Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables”, deferred finance charges must be reported as a separate asset in the balance sheet. The “Long term notes” balance and “Deferred finance charges” balance at March 31, 2003 were Sk6,628,160 and Sk214,833, respectively, under U.S. GAAP. There was no effect on consolidated net income or shareholder’s equity reported under U.S. GAAP.

(d)	Consideration given by a Vendor to a Customer

In November 2001, the Emerging Issues Task Force (the “EITF”) released Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, which applies to annual or interim financial statement periods beginning after December 15, 2001. The release provides that cash consideration (including sales incentives) given to customers or resellers should be accounted for as a reduction of revenue unless EuroTel receives a benefit that is identifiable and can be reasonably estimated.

EuroTel has reviewed all incentives provided to dealers and customers. In accordance with the adoption EITF No. 01-09, service commissions paid to dealers for the loyalty of existing customers and activation of new customers have been recorded as a direct reduction to revenue. For the three months ended March 31, 2003 and March 31, 2002, Sk21,072 and Sk26,045, respectively, have been reclassified from cost of sales to a reduction of revenue.

The following table presents effect on the Mobile service and equipment revenues and costs of sale under U.S. GAAP.

	Three months ended March 31,
Effect on revenues and costs of sales	2002	2003
Decrease in Mobile service revenues	(12,328)	(11,531)
Decrease in Mobile equipment and other sales	(13,717)	(9,541)
Decrease in Mobile equipment and service commissions	26,045	21,072

Net effect on income	—	—

The adoption of EITF No. 01-09 had no effect on reported U.S. GAAP net income or equity.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

18.  Reconciliation to United States Generally Accepted Accounting Principles (continued)

(e)	Licenses

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, which established new accounting and reporting requirements for goodwill and other intangible assets under U.S. GAAP. In connection with the adoption of SFAS No. 142, we reassessed the useful life and classification of our identifiable intangible assets and determined, given current status of the legal and regulatory circumstances, that they continued to be appropriate. EuroTel expects to incur aggregate amortization expense of Sk42,379 for the year ended 2003, Sk56,506 for the years ended 2004 and 2005, Sk130,793 for the year ended 2006 and Sk155,156 for the years ended 2007 and 2008 in respect of the currently existing licenses.

(f)	Asset Retirement Obligation

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligation”. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize that amount as part of the book value of the long-lived asset. Over time, the liability is accreted to its present value for each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This statement is effective for financial statements for fiscal years beginning after June 15, 2002.

The Company has certain legal obligations, principally related to its leased assets, which fall within the scope of SFAS No. 143. These legal obligations include obligations to remediate leased land on which the Company’s cell sites are located. In conjunction with the adoption of SFAS No.143 effective January 1, 2003, the Company did not record asset retirement obligations for network infrastructure assets subject to the provisions of this statement, as the fair value of the obligations could not reasonably be estimated. The Company believes that uncertainty as to the eventual settlement of legal obligations exists due to trends in the wireless communications industry such as the rapid growth in minutes of use on wireless networks, increasing subscriber penetration and deployment of next generation technologies. Therefore, these factors increase the probability that third parties would not contractually enforce their remediation rights related to the sites. Based on the combination of these industry trends and the Company’s limited experience in removing sites, it is not probable that any sites will be removed in the foreseeable future and require remediation. Therefore, sufficient information to estimate a range of potential settlement dates is not available. In accordance with SFAS No.143, the Company will not recognize a liability until such information becomes known.

(g)	Recent pronouncements

In November 2002, the Emerging Issues Task Force issued a final consensus on Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Issue 00-21 provides guidance on how and when to recognize revenues on arrangements requiring delivery of more than one product or service. Issue 00-21 is expected to be in effect with respect to arrangements entered into in fiscal periods beginning after June 15, 2003. Companies may also elect to apply the provisions of Issue 00-21 to existing arrangements and record the income statement impact as the cumulative effect of a change in accounting principle. We are evaluating Issue 00-21 to determine the impact on our results of operations.

EuroTel Bratislava, a.s.

Part I – Financial Information

Item 2:  Management’s Discussion and Analysis of Results of Operations and Financial condition

You should read the following discussion together with our condensed consolidated financial statements, including the accompanying notes, beginning on page 3. We prepared the condensed consolidated financial statements and the accompanying notes in accordance with IFRS, which differs in certain respects from U.S. GAAP. See Note 18 to the condensed consolidated financial statements for a description of the principal differences between IFRS and U.S. GAAP as they relate to us, and a reconciliation of our net income and shareholders’ equity from IFRS to U.S. GAAP. You should read the statements under “Forward-Looking Statements” for information on how we present our forward-looking information.

Overview

We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. We are one of only two mobile providers in the country licensed to offer digital GSM and UMTS mobile telecommunications services and we are the country’s sole provider of analog NMT services. As of March 31, 2003, our GSM network covered approximately 85% of the geographical area of the Slovak Republic where approximately 97% of the Slovak population lives. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of March 31, 2003, we had 1,312,570 mobile customers, an increase from 1,123,048 as of March 31, 2002, representing an estimated market share of 43% based on number of customers. In the same period, we had 3,510 managed data network customers, an increase from 3,423 as of March 31, 2002, consisting primarily of customers of our frame relay and X.25 services. For the year ended March 31, 2003, we generated revenues of Sk2,475 million, net cash flows from operating activities of Sk900 million and net income of Sk358 million. In the three months ended March 31, 2003, we generated EBITDA of Sk1,074 million. EBITDA represents operating income before interest, taxes, depreciation and amortization charges. We believe EBITDA and related measures of cash flows from operating activities may serve as useful financial indicators in measuring operating performance of telecommunications companies. EBITDA is presented solely as a supplemental measure, however, and EBITDA is neither an IFRS nor a U.S. GAAP measure. You should not consider EBITDA in isolation or as an alternative to net income, income before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or U.S. GAAP. The calculation of EBITDA may vary significantly from company to company, and by itself does not necessarily provide a basis for comparisons with other companies.

The following table sets forth information about our network:

	As of March 31,
	2002		2003
Geographical area of Slovak Republic covered
NMT	79%		79%
GSM	82	%(1)	85%
Population of Slovak Republic covered
NMT	96%		96%
GSM	95	%(2)	97%
Number of sites(3)
NMT(4)	138		136
GSM	674	(3)	874

(1)	As of March 31, 2002, we reported geographical GSM coverage of 81%. During 2002, we commenced utilizing higher resolution digital maps that allowed us to measure our GSM network geographic coverage more precisely and, as a result, we include recalculated percentages for the prior period in this report, which we believe more precisely reflect actual conditions.

(2)	As of March 31, 2002, we reported GSM coverage by percent of population of 98%. During 2002, we commenced utilizing higher resolution digital maps that allowed us to measure our GSM network population coverage more precisely and, as a result, we include recalculated percentages for the prior period in this report, which we believe more precisely reflect actual conditions.

(3)	Historically, we based our reporting on the total number of base stations for each service type. During 2002, we revised our reporting, basing it on number of sites, each of which can contain one or more base stations, as we considered this information to be more relevant for purposes of understanding GSM coverage. As a result, we are reporting total numbers of sites in this report. This distinction does not apply to NMT service as the number of base stations are equal to number of sites.

(4)	The majority of our NMT sites are co-located with GSM sites.

EuroTel Bratislava, a.s.

Revenues

Our revenues consist of mobile service revenues, sales from mobile equipment and other sales as well as managed data network services revenues. Mobile service revenues include recurring revenues from our mobile telecommunications services and include primarily monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges and monthly access fees are the largest sources of our mobile revenues and include the fees charged for our value-added services and special features. We generally set fees on a network-wide basis, but we occasionally negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the person who initiates (i.e. dials) the call, this billing method is commonly referred to as “calling party pays.” However, when a customer travels outside the Slovak Republic, he is also charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom, an incumbent fixed line Slovak operator and Orange Slovensko (“Orange”), EuroTel’s competitor in the Slovak mobile market for calls made by their customers terminating on our network, roaming fees for calls made by our mobile customers traveling outside the Slovak Republic and roaming fees for visitors using our network while in the Slovak Republic. Revenues from interconnection fees from Slovak Telecom and Orange accounted for approximately 25% of our mobile services revenue in the three months ended March 31, 2003 and 2002.

Mobile equipment and other sales include non-recurring revenues from our mobile business. These consist principally of revenues from the sale of handsets and accessories as well as from one-time activation fees. Managed data network services revenues consist of revenues generated when we provide our data customers with access and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

As a provider of telecommunications services, our revenues are affected by the size of our customer base, customer usage of our services and prices charged for each of the services we offer. Our revenues are also affected by our customer mix, whereby business customers generally have a higher average call volume than non-business customers. Continued growth in both the number of customers and service usage will depend on a number of competitive factors, which include:

•	pricing and promotions;

•	the range and quality of our services;

•	the capacity and geographic coverage of our network; and

•	general economic and market conditions in the Slovak Republic.

We expect that average minutes of use and revenue per customer for our mobile customers will fall as mobile penetration in the Slovak Republic increases because many of our new customers are expected to be non-business customers who use their mobile phones less frequently. Potentially offsetting this trend, we expect that usage of SMS will be stimulated by pricing and content initiatives and will not be declining in the future.

As of the fourth quarter of 2002, we revised our definition of “pre-paid customers” to include all customers with a valid SIM card which has been re-charged within the last 12 months, irrespective of whether they have credit remaining in their pre-paid accounts. This change refined the reported number of churned customers and further improved comparability of our financial data with that reported by other mobile operators. Prior to this refinement, our total number of pre-paid customers consisted only of those customers who maintained a credit in their pre-paid account and, therefore, were able to make outgoing calls. Customers with a valid SIM card but no remaining credit in their pre-paid account were treated as churned. For a comparison of the previously reported as well as the recalculated numbers of pre-paid customers, please see our earnings release issued February 25, 2003 and filed with the Securities and Exchange Commission (“SEC”) on Form 6-K on February 27, 2003. The following two tables use the numbers of pre-paid customers as revised for the period ended March 31, 2002.

EuroTel Bratislava, a.s.

The following table sets forth certain information about our customers:

	As of March 31,
	2002	2003
Mobile customers
NMT Post-paid	13,431	3,697
GSM Post-paid	254,671	313,550
GSM Pre-paid	854,946	995,323

Total	1,123,048	1,312,570

Managed data network connections	7,022	7,597

The following table sets forth our key business indicators:

	For the three month period ended March 31,
	2002	2003
Average monthly revenue per customer (“ARPU”)
Post-paid	Sk1,647	Sk1,589
Pre-paid	Sk214	Sk243
Blended	Sk546	Sk564

Subscriber Acquisition Costs
Post-paid	Sk4,399	Sk3,838
Pre-paid	Sk474	Sk196
Blended	Sk1,759	Sk1,100

Average monthly billable minutes per customer
Post-paid	251	222
Pre-paid	32	35
Blended	83	80

Average monthly churn rate
Post-paid	1.36%	1.41%
Pre-paid	0.98%	2.23%
Blended	1.07%	2.03%

Mobile originated billable SMS
Post-paid (1)	32	34
Pre-paid	20	20
Blended	23	24

Gross Addition (2)
Post-paid	44,585	23,267
Pre-paid	91,524	70,539
Total	136,109	93,806

(1)	We do not provide SMS service for NMT subscribers
(2)	Gross addition represents any new post-paid or pre-paid SIM card activated on our network

        Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have had to reduce our mobile service rates as a result of increased competition with Orange, our only competitor in the Slovak Republic for mobile telecommunications services. At the same time, however, we reduced the number of free or discounted services previously available to certain of our high-usage customers. Over the last twelve months, we also successfully introduced more efficient pre-paid accounts recharging schemes, which have contributed to an increase in our per-minute service revenue. We currently compete with Orange primarily on the pricing of handsets and services, network quality and coverage, the range of services offered and the quality of customer service. We have experienced a slight increase in the number of pre-paid customers in the first quarter of 2003 compared to the first quarter of 2002. In spite of the introduction of per second billing on February 1, 2002 for post-paid customers and on March 1, 2002 for pre-paid customers, the blended average monthly billable minutes of use per customer remained almost at the same level in the first quarter of 2003 compared to the first quarter

EuroTel Bratislava, a.s.

of 2002 and the blended average monthly revenue per customer increased by 3% in the three months ended March 31, 2003 over the same period of 2002. We have successfully implemented measures (see above) that stimulated voice usage and have generated an increased revenue stream in the pre-paid business. Pre-paid ARPU increased by almost 14% in the first quarter 2003 compared to the same period of 2002. Post-paid ARPU declined from Sk1,647 to Sk1,589 in recent periods, as we have begun signing up customers for a low-end pricing plan, where usage is expected to be below the average usage of our post-paid customers.

Churn

“Churn” refers to disconnections or suspensions of service. These can be voluntary or involuntary and affect both post-paid and pre-paid customers. Involuntary disconnections or suspensions of service for our post-paid customers occur when they fail to pay their bills or we suspect fraudulent use of the mobile service. Involuntary suspensions of service for our pre-paid customers occur when their credit on their pre-paid account reaches a negative level or they fail to re-charge their pre-paid account within 12 months of its most recent use. Voluntary disconnections or suspensions of service occur when customers switch to a competing mobile network or terminate their use of mobile services altogether. The rate of churn indicates the percentage of customers that we need to replace in any given period before we realize net customer growth. Our total average monthly churn rate was approximately 2.0% in the three months ended March 31, 2003, and 1.1% in the three months ended March 31, 2002. These churn rates have been determined in accordance with the revised definition of pre-paid customers as explained above. The increase in the total average monthly churn rate in the three months ended March 31, 2003 was attributable to our large number of pre-paid customers, who tend to have a higher churn rate than our postpaid customers. We expect the churn rate of pre-paid customers to continue to remain relatively high because there is little to tie customers to a longer-term commitment. We recognize that managing churn is an important factor in stabilizing revenue and maximizing cash flow.

To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through customer-loyalty programs and targeted renewal campaigns for our post-paid customers whose contract is near the end of its term. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors, which are beyond our control, including our competitor’s rate structures, service offerings and incentive programs.

Our ability to check the credit history of potential customers is limited, which increases the risk of customer default and, as a consequence, our rate of churn. Under Slovak law, companies are limited in their ability to conduct credit checks through credit bureaus or other third parties. We have established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited to our own historical customer data. Since February 2003, we have implemented an agreement with Orange, which permits us to run customer checks against their database of customers with dubious credit records. Our strict policy of terminating customers who fail to pay for our mobile services is a significant source of churn, which we attempt to mitigate by running the aforementioned credit checks.

Expenses

Cost of Sales and Services. Cost of sales and services, excluding depreciation, consists principally of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators for our customers’ use of their networks, leased circuit costs and license fees. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, accessories and modems. These costs are proportional to the number of gross customer additions in each period.

Operating Expenses. Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

•	advertising expenses;

•	marketing and sales expenses;

•	wages and employee benefits;

•	network and IT support and maintenance expenses;

•	bad debt expense;

•	rent of base stations, shops and office space; and

EuroTel Bratislava, a.s.

•	other general costs such as professional fees and administrative costs and office supplies.

We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations. Prior to January 1, 2002, Slovak tax law allowed a debtor to claim a tax benefit only after pursuing all available remedies against a delinquent customer. As a result, a delinquent customer had to have completed bankruptcy proceedings or we would have had to have obtained a final judgment with respect to our claim before we were able to claim the tax benefit of a write-off. It was not commercially feasible under those circumstances for us to pursue each customer that failed to make payments on our invoices.

The Amendment to the Income Taxes Act (the “Amendment”), effective as of January 1, 2002, significantly relaxed the rules governing the tax benefits from uncollectible receivables. Under this new Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the due date of the receivables and a tax benefit for a further 25% of the value of the receivables can be claimed if the receivable is still unpaid after 3 years from the original due date. However, in order to obtain 100% of the tax benefit from uncollectible receivables, we would still be required to pursue all available remedies. To preserve the possibility of full tax deductibility we do not write off receivables until we can record the full tax benefit. Accordingly, our balance sheet will continue to reflect, over time, growing levels of gross accounts receivable and bad debt reserves. As we generally do not bear the collection risk on fees from pre-paid accounts, our bad debt expense is lower for our pre-paid business, where bad debt results mainly from the distribution of recharge vouchers.

Depreciation and amortization expenses consist of the depreciation of the property and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly in recent years because we have been constructing our GSM network and we expect them to continue to increase as we expand our network coverage and capacity.

Finance Costs.  Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize any borrowing costs that are directly attributable to the purchase of property used in the development or construction of property or equipment as part of the construction cost of these assets. Conversely, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of debt we carry, interest rates, exchange gains or losses. Substantially all of our debt is denominated in currencies other than the Slovak Crown.

Taxes.  The corporate tax rate in the Slovak Republic decreased from 40% to 29%, as of January 1, 2000 and decreased further from 29% to 25%, as of January 1, 2002. In the Slovak Republic, the tax burden can be reduced by operating losses, which generate tax benefits that can be used to offset taxable income. Legislation put into effect on January 1, 2000, is intended to allow for the carry-forward of up to three successive years of tax losses, inclusive of losses incurred in the 1999 tax year. The cumulative tax benefit of these carry-forwards must be amortized evenly over the following five consecutive years. Additional tax losses incurred during the five-year amortization period may not be carried forward to offset future taxes. This includes any amortized amount, which cannot be fully offset in the amortization period. In addition, in order to be permitted to offset tax losses against future taxable profits, we are obligated by Slovak tax law to acquire tangible fixed assets in an amount equal to, or in excess of, the amount of any losses we seek to offset. Taxes are also affected by the tax deductibility of bad debt expense, which can only be fully deducted once certain collection remedies have been exhausted.

Foreign Exchange Exposure

While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are incurred in currencies other than the Slovak Crown. Substantially all of our debt is non-Slovak Crown-denominated. As a result, our operating income and cash flows may be affected if these other currencies appreciate against the Slovak Crown. Whenever we have experienced a depreciation of the Slovak Crown in recent years, the cost in Slovak Crowns of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks have increased. Our foreign exchange gains or losses on monetary assets or liabilities denominated in foreign currency are recognized in the period in which we incur them. Foreign exchange gains or losses incurred as part of our operating activities are recorded as operating costs and foreign exchange gains or losses arising from financing activities are recorded as finance costs.

EuroTel Bratislava, a.s.

Some of our revenues are in Euros or U.S. dollars and some consist of foreign currency-denominated service credits from foreign carriers. These revenues denominated in currencies other than Slovak Crowns are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 4.8% of our total revenues in the three months ended March 31, 2002 and 2003 respectively.

As of March 31, 2003, we had in place certain derivative financial instruments to hedge:

•	our exposure of our foreign exchange risk arising from interest payments accruing on our Euro denominated long-term bonds;
•	anticipated future expenditure denominated in Euro in the amount of €10.3 million.

Results of Operations

Our major categories of revenues and expenses for the three months ended March 31, 2002 and 2003 are set forth in the table below.

	Three months ended March 31,
	2002	2003
	(millions of Slovak Crowns)
Mobile service revenues	1,761	2,203
Mobile service cost of sales	489	565

Gross profit from mobile services	1,272	1,638
Gross margin from mobile services	72%	74%

Mobile equipment and other sales	213	150
Mobile equipment and other cost of sales	496	316

Gross profit / (loss) from mobile equipment and other sales	(283)	(166)
Gross margin from mobile equipment and other sales	(133)%	(111)%

Data network service revenues	114	122
Data network service cost of sales	36	39

Gross profit from managed data network services	78	83
Gross margin from managed data network services	68%	68%

Total revenues	2,088	2,475
Total cost of sales and services	1,021	920

Gross profit	1,067	1,555
Gross margin	51%	63%

Selling, general and administration expenses	475	481
Depreciation and amortization	407	441

Operating profit	185	633

Finance and other costs	95	153
Tax expense	17	122

Net income	73	358

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Revenues.  Our total revenues increased by Sk387 million, or 19%, from Sk2,088 million in the three months ended March 31, 2002 to Sk2,475 million in the three months ended March 31, 2003. This increase was primarily attributable to an increase in the number of mobile customers both in our post-paid and pre-paid customer base. Mobile service revenues, including interconnection and roaming fees paid to us by other operators, increased by Sk442 million, or 25%, from Sk1,761 million in the three months ended March 31, 2002 to Sk2,203 million in the three months ended March 31, 2003. This increase primarily reflects a 17% increase in

EuroTel Bratislava, a.s.

our total number of mobile customers, which grew from 1,123,048 as of March 31, 2002 to 1,312,570 as of March 31, 2003. Average monthly revenue per customer increased by 3% from Sk546 in the three months ended March 31, 2002 to Sk564 in the three months ended March 31, 2003. We believe that this increase was primarily the result of an increase in average monthly revenue per pre-paid customer, which grew by 14% from Sk214 in the three months ended March 31, 2002 to Sk243 in the same period of 2003. Our pre-paid customers increased by 140,377 or 16% from 854,946 as March 31, 2002 to 995,323 as of March 31, 2003. Over the last twelve months, we have also successfully introduced more effective recharging systems for pre-paid accounts, which has contributed to an increase in our service revenue per minute. In the post-paid business, we have reduced the number of free or discounted services previously available to certain of our high usage customers.

Sales of mobile equipment and other sales decreased by Sk63 million, or 30%, from Sk213 million in the three months ended March 31, 2002 to Sk150 million in the three months ended March 31, 2003. This decrease was primarily due to a decrease in sales of mobile phone handsets and accessories of Sk62 million, to Sk94 million, in the three months ended March 31, 2003, which was a result of lower gross additions combined with the fact that increasing numbers of new customers are bringing along their own phones or are buying phones from sources other than us. Activation revenue decreased by Sk6 million primarily due to the lower number of total gross additions in the three months ended March 31, 2003 as compared to March 31, 2002.

Revenues from managed data network services increased by Sk8 million, or 7%, from Sk114 million in the three months ended March 31, 2002 to Sk122 million in the three months ended March 31, 2003. This revenue increase is attributable to an increase in data network connections as well as to a change in the composition of our revenues from managed data network services, reflecting a shift towards the provision of higher-value services such as frame relay and IP Virtual Private Networks. The number of total data customer connections increased by 575, or 8%, from 7,022 as of March 31, 2002 to 7,597 as of March 31, 2003.

Cost of Sales and Services.  Cost of sales and services decreased by Sk101 million, or 10%, from Sk1,021 million in the three months ended March 31, 2002 to Sk920 million in the three months ended March 31, 2003. As a percentage of total revenues, cost of sales decreased from 49% in the three months ended March 31, 2002 to 37% in the three months ended March 31, 2003. The increase in gross margin results primarily from fewer new customer activations as well as from the fact that a lower number of newly activated customers purchased mobile handsets from us at the time of activation. In addition, we benefited from reductions in the cost related to international traffic routing, as this market was liberalized effective January 1, 2003.

Cost of sales and services in our mobile business decreased by Sk104 million, or 11%, from Sk985 million in the three months ended March 31, 2002 to Sk881 million in the three months ended March 31, 2003. This decrease resulted mainly from decrease in the cost of sales related to mobile equipment and other sales which decreased by approximately Sk180 million, or 36%, from Sk496 million in the three months ended March 31, 2002 to Sk316 million in the three months ended March 31, 2003. This decrease was offset by an increase of Sk76 million in the costs of sales for mobile service, which was mainly the result of the additional interconnection and roaming costs required to connect our growing customer base to other networks in the amounts of Sk50 million and Sk9 million, respectively. Our negative gross margin on sales of mobile phone handsets, accessories was (184)% in the three months ended March 31, 2003, as compared to a negative gross margin of (178)% in the three months ended March 31, 2002. This negative margin percentage on sales of mobile phone handsets and accessories is the result of management’s effort to gain market share primarily in the post-paid segment, where customers are bound by contract for 24 months. Negative margins on sales of mobile phone handsets stem from the common practice in the mobile telecommunications industry of selling mobile phone handsets at a price below cost in order to attract new customers. In the three months ended March 31, 2003, our retention initiatives, which targeted post-paid customers with offers to replace their phones at a discount, resulted in higher average subsidies per customer retained than was the case in the same period of 2002. We generally offer higher subsidies (discounts) to existing customers, in order to entice them to stay with our service, than we do to new customers. As the mobile telephony market in the Slovak Republic is maturing and there is a decreasing number of new customer additions, we are increasingly shifting our focus towards retaining existing customers. As a result, customer-retention subsidies are making up an increasing portion of our overall subsidies, thereby increasing the average subsidy per customer as well as total subsidy costs.

Cost of sales and services in our managed data network services business increased by Sk3 million, or 8%, from Sk36 million in the three months ended March 31, 2002 to Sk39 million in the three months ended March 31, 2003. As a percentage of MDNS revenues, cost of sales in our managed data network services remained almost at the same level of 32% in the three months ended March 31, 2003 as in the same period of 2002. We believe this is the result of our efforts to maintain premium pricing on our services despite a general decline in the price of such managed data network services in the market and a shift towards the provision of higher-value services.

Operating Expenses.  Total operating expenses increased by Sk40 million, or 5%, from Sk882 million in the three months ended March 31, 2002 to Sk922 million in the three months ended March 31, 2003. This increase reflects higher levels of advertising, marketing and sales expense, depreciation and amortization expense, network and information technology support and maintenance expense and was partially offset by a decrease in bad debt expense and professional fees. The increase of total operating expenses was generally the result of the overall growth of our operations.

Advertising, marketing and sales expense increased by approximately Sk33 million, or 32%, from Sk102 million in the three months ended March 31, 2002 to Sk135 million in the three months ended March 31, 2003, as we increased spending to attract additional customers. We expect advertising, marketing and sales expenses to increase in 2003, although it will decline as a percentage of revenues if we continue to experience the same revenue growth as has been the case in 2002.

Depreciation and amortization expense increased by Sk34 million, or 8%, from Sk407 million in the three months ended March 31, 2002 to Sk441 million in the three months ended March 31, 2003. This increase primarily reflects additional depreciation expense we incurred relating to the property and equipment we acquired and/or constructed to meet the needs of our growing customer base. This increase exceeds the impact of the one-time write-off of Sk24 million we recorded during the three months ended March 31, 2002, when we disposed of the point-to-multipoint system (“PMP”) for the wireless connection of the GSM base stations and MDNS customers to our MDNS network. While the Telecom Office launched a tender for a new license for the spectrum used by PMP equipment, we decided not to participate in this offer and ceased use of this equipment. The PMP equipment was originally used 69% for the MDNS and 31% for the Mobile Communications Services business segment.

Wages and employee benefits decreased by Sk5 million, or 3%, from Sk152 million in the three months ended March 31, 2002 to Sk147 million in the three months ended March 31, 2003. This was primarily the result of staff bonuses accrued in the first quarter of 2002 that did not fully materialize in 2002.

Network and IT support and maintenance expenses increased approximately by Sk16 million, or 25%, from Sk63 million in the three months ended March 31, 2002 to Sk79 million in the three months ended March 31, 2003. This increase reflects a continuing increase in repair and maintenance expenses for our network equipment, as certain warranties on purchased hardware and software have expired.

Professional fees decreased by Sk14 million, or 23%, from Sk60 million in the three months ended March 31, 2002 to Sk46 million in the three months ended March 31, 2003. The decrease resulted mainly from the one-off consulting fees of Sk19 million incurred in connection with UMTS bidding process in the first three months of 2002. Fees paid to third parties for the collection of receivables increased by Sk2 million and fees for audits and other consulting fees increased by Sk5 million.

Bad debt expense decreased by Sk32 million, or 400%, from a bad debt charge of Sk8 million in the three months ended March 31, 2002 to a reversal in the allowance for bad debt of Sk24 million in the three months ended March 31, 2003. Since January 1, 2003, we have revised our estimates relating to the calculation of bad debt provision as more historical information has been obtained and the market continues to mature in the Slovak Republic. This revision of the estimates resulted from our own historical collection of debt data and better reflects the actual effectiveness of our receivables collection. The new methodology we use results in a better matching of revenue and expenses in the correct periods and provides the reader with more accurate trend information. During the three-month period ended March 31, 2003, the allowance for bad debt decreased by Sk23 million due to the cumulative effect of our change in methodology. In addition, Sk1 million of previously accrued receivables were recovered resulting in a total reversal of Sk24 million in the allowance for bad debt for the period, as no additional bad debt expense was recognized during the period. Bad debt expense as a result of fraud, which we net off against revenues for each relevant period, decreased by Sk7 million, or 70%, from Sk10 million in the three months ended March 31, 2002 to Sk3 million in the three months ended March 31, 2003. Our total bad debt expense, including bad debt as a result of fraud amounting to approximately 1.0% of total revenues in the three months ended March 31, 2002 changed to a bad debt provision release amounting to approximately 0.8% of total revenues in the three months ended March 31, 2003. The decline in bad debt

EuroTel Bratislava, a.s.

expense reflects management’s ongoing commitment to reduce uncollectible debt and fraud. Changes to our provisions for doubtful accounts are determined based on an aging schedule as well as on the specific identification of uncollectible accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be taken off our primary books and records until certain statutory collection requirements have been complied with.

Due to the factors discussed above, operating profit increased by Sk448 million, or approximately 242%, from Sk185 million in the three months ended March 31, 2002 to Sk633 million in the three months ended March 31, 2003.

Finance Costs.  Total finance costs increased by Sk58 million, or 61%, from Sk95 million in the three months ended March 31, 2002 to Sk153 million in the three months ended March 31, 2003. Interest expense on borrowings increased by Sk17 million, or 9%, from Sk183 million in the three months ended March 31, 2002 to Sk200 million in the three months ended March 31, 2003. This increase in interest expense in Slovak Crown terms is due to losses incurred on derivative contracts entered into as part of our hedging strategies (see Item 3) implemented to reduce the foreign currency exchange rate fluctuations related to interest payments on Euro denominated long-term debt. The nominal interest rate on the Euro denominated long-term debt has not changed. Interest income decreased by Sk21 million, or approximately 51%, from Sk41 million in the three months ended March 31, 2002 to Sk20 million in the three months ended March 31, 2003, reflecting a decrease in average volume of investments in securities and also reflecting lower average yield on such investments. Foreign exchange gains arising primarily as a result of foreign currency exchange rate movements on our Euro denominated long term notes and Euro denominated current investments (excluding any derivative financial instruments) decreased by Sk24 million, from Sk53 million in the three months ended March 31, 2002 to Sk29 million in the three months ended March 31, 2003. This was primarily due to the appreciation of the Slovak Crown against the Euro, the currency in which all our borrowings are denominated, by approximately 2.3% in the three months ended March 31, 2002 but only approximately by 0.7% in the three months ended March 31, 2003.

Taxes.  Our taxes expenses increased by Sk105 million, or 618%, from Sk17 million in the three months ended March 31, 2002 to Sk122 million in the three months ended March 31, 2003. We reported income before taxes of Sk480 million in the three months ended March 31, 2003, up Sk390 million, or 433%, from Sk90 million in the three months ended March 31, 2002. Due to the adoption of new Slovak tax regulations governing bad debt (see below) since January 1, 2002 and as a result of our continuing collection efforts, the tax impact of bad debt expense in the current and deferred tax was tax reduction of Sk8 million and Sk10 million in the three months ended March 31, 2002 and in the three months ended March 31, 2003, respectively. Prior to January 1, 2002, the Slovak tax law did not allow a debtor to claim any tax benefits until certain statutory collection requirements were exhaustively complied with. Due to the significant practical difficulties in pursuing collections as required by law it was our policy not to recognize deferred tax assets on our bad debt provision. The amendment to the Income Taxes Act, effective as of January 1, 2002, significantly relaxed the rules pertaining to the tax treatment of uncollectible debt with respect to receivables going forward. Pursuant to this amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the due date of the receivable and an additional 25% of the receivable value can be offset against future taxes, if the receivable remains unpaid after 3 years from its original due date.

Net Income.  As a result of the factors discussed above, we reported net income of Sk358 million for the three months ended March 31, 2003, up Sk285 million, or 390%, from Sk73 million for the three months ended March 31, 2002.

Liquidity and Capital Resources

The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the stage of network development. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity required to serve our increasing customer base, as well as to enhance the quality and geographic coverage of our service offerings.

EuroTel was awarded a license for the implementation and operation of a public mobile telecommunication network based on the UMTS standard by the Telecom Office in 2002. This license became effective on July 16, 2002 and is valid through 2022, at which point we will have the option to renew the license. We do not yet

EuroTel Bratislava, a.s.

provide UMTS service on a commercial basis, but will commence service no later than 30 months from the date on which the Telecom Office releases the UMTS frequency to us. We anticipate that this release of UMTS frequency will occur no later than September 30, 2003, as prescribed by our UMTS license. The cost of the license was Sk1,499 million, of which Sk500 million was paid in mid-August 2002 and the remaining Sk999 million was paid in December 2002. We funded the payments required under the license from surplus cash and marketable securities previously carried on the balance sheet.

We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs in the near term. However, we cannot precisely determine the amount of capital we will need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control, and which cannot, therefore, be predicted with certainty.

We expect that our levels of capital expenditure will remain significant for at least the next three years, and possibly beyond, as we continue to expand network capacity, geographic coverage and quality in order to expand our GSM services and introduce UMTS services.

Source of Financing.  The primary sources of financing available to us in the future consist of the following:

•	cash flow from operating activities;

•	cash and cash equivalents carried on the balance sheet; and

•	investment of excess cash in interest-bearing securities, which are carried on the balance sheet.

The following table sets forth certain information concerning our historical cash flows:

	Three months ended March 31,
	2002	2003
	(millions of Slovak Crowns
Net cash flows
From operating activities	180	900
Used in investing activities	(136)	(781)
From financing activities	—	—

Net Cash from Operating Activities.  Net cash from operating activities was Sk180 million in the three months ended March 31, 2002, and Sk900 million in the three months ended March 31, 2003. The increase in cash flow from operating activities in the three months ended March 31, 2003 resulted primarily from growth in our customer base as well as from positive developments in working capital management.

Net Cash Used in Investing Activities.  Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk560 million in the three months ended March 31, 2002 and Sk593 million in the three months ended March 31, 2003. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles as well as other new equipment and fixtures. In the three months ended March 31, 2003, approximately 85% of total capital expenditures were related to our mobile network. Net cash used in investing activities in the three months ended March 31, 2002 included the purchase of Sk427 million in Euro-denominated EU government bonds and the proceeds from the sale of Sk851 million in Euro-denominated EU government bonds. In the three months ended March 31, 2003, we purchased Sk1,240 million in Euro-denominated EU government bonds and the proceeds from the sale of Euro-denominated EU government bonds were Sk1,052 million.

Net Cash from Financing Activities.  We obtain financing through equity investments and notes issued on international bond markets. There were no cash flows from financing activities during any of the three-month periods ended March 31, 2002 or 2003.

Debt.  As of March 31, 2003, our gross debt consisted of Sk6,628 million in outstanding long term senior guaranteed notes payable as well as interest accrued thereon. On March 23, 2000, we issued €175 million in seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of €170.4 million. €90.5 million of the net proceeds of that offering were used to repay existing long-term borrowings from third parties

EuroTel Bratislava, a.s.

and the remaining net proceeds will be used to fund select capital additions, customer acquisitions, and general corporate purposes. The notes contain, among other things, the following terms:

•	an interest rate of 11.25%;

•	restrictions on dividend payments, liens, and future indebtedness;

•	restrictions on the sale of certain assets or on mergers with or into other companies; and

•	restrictions on transactions with affiliates.

On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V., pursuant to which SWFC offered to exchange new notes for all outstanding old notes issued on March 23, 2000. In aggregate, €172.3 million of old notes were exchanged for the new notes offered. The new notes are substantially identical in their terms to the old notes, except that the new notes are registered with the SEC. As of March 31, 2003, there were €2.7 million of old notes outstanding. As of March 31, 2003, we believe we were in compliance with all of our covenants under both the old and the new notes.

Charges incurred in obtaining financing are deferred and amortized over the debt service period using the effective interest method. The finance charges are included in the initial measurement of the notes. In September and October 2001, we repurchased €15 million of the long-term notes in a series of open-market transactions for a net consideration of Sk687 million. We used existing liquid assets to repurchase the debt. A net loss of Sk44 million for this repurchase was charged to income. This loss is composed of the following:

•	Sk33 million, which is equal to the difference between the carrying amount of the repurchased notes and the net consideration paid for the repurchase; plus

•	Sk26 million in deferred finance charges, representing the proportional amount attributable to the repurchased notes; minus

•	a deferred tax credit of Sk15 million.

As a result, our gross debt decreased to €160 million as of October 31, 2001. There have been no changes in the Euro-denominated principal of the debt since that date. Any fluctuations in the amount of this debt as reported in Slovak Crowns stem exclusively from exchange rate fluctuations. A 0.7% appreciation of the Slovak Crown against the Euro in the three months ended March 31, 2003 caused a decrease of the gross debt balance by Sk48 million from Sk6,676 million as of December 31, 2002 to Sk6,628 million as of March 31, 2003.

On October 23, 2002, November 27, 2002, February 5, 2003 and February 7, 2003, respectively, we entered into four Euro/Slovak Crown Cross Currency Interest Rate Swaps to hedge our exposure to the Euro/Slovak Crown exchange rate risk in connection with the payment of the March 30, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of the Euro denominated long term notes. Under the contractual terms of the four swaps, we agreed to pay a fixed Slovak Crown cash flow of Sk389 million in exchange for the receipt of a fixed Euro cash flow of €9 million on each of the above days, at an average exchange rate of approximately Sk43.2 per €1.00. These contracts were designated as cash-flow hedges under IAS 39. During the three-month period ended March 31, 2003, we released Sk0.2 million of fair value losses from other comprehensive income (a component of equity) to the income statement as a result of the accrual of the March 30, 2003 interest payment on the Euro denominated long-term notes (there was no such release for the three months ended March 31, 2002). Sk4 million (net of deferred tax of Sk1 million) of fair value losses were recorded in other comprehensive income during the three-month period ended March 31, 2003 (there was no such release for the three months ended March 31, 2002). The total balance of deferred foreign exchange losses of Sk11 million (net of deferred tax of Sk3 million) (December 31, 2002: Sk7 million (net of deferred tax of Sk2 million)) will be transferred from the hedging reserve to the income statement when the underlying interest is accrued or paid through to March 30, 2004.

On March 10, 2003 and March 28, 2003, respectively, we entered into two three-month forward foreign exchange contracts to hedge anticipated future foreign currency expenditure in the amount of €5 million each. While these contracts may provide effective economic hedges under our risk management policies, they do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. EuroTel recognized Sk4 million of foreign exchange losses related to these instruments were charged to income from operations in the income statement for the three months ended March 31, 2003.

EuroTel Bratislava, a.s.

Contractual Obligations and Commercial Commitments.  There are no material changes relating to the contractual obligations and commercial commitments since we filed our annual report on Form 20-F on March 28, 2003.

All material contracts that were in effect at the time of the filing of our Registration Statement on Form F-4 on August 18, 2000, Form 20-F on March 28, 2001, Form 20-F on March 29, 2002 and Form 20-F on March 28, 2003 were filed as exhibits thereto at that time. Material contracts which we have entered after the filing of a Form 20-F on March 28, 2003 are as follows:

Interconnection Agreement between EuroTel and ČESKÝ TELECOM, a.s. (“ČESKÝ TELECOM”)

This Agreement, entered into on March 28, 2003, governs the interconnection of both our GSM and NMT networks with the network of ČESKÝ TELECOM, for the provision of international telephony service by ČESKÝ TELECOM to us. We may allocate a part of the international traffic originating on our network to the network of ČESKÝ TELECOM or, through their network, to other destinations. The routing of international traffic is handled as a framework solution. As the Agreement grants no exclusivity or minimum traffic volumes to ČESKÝ TELECOM, we may reallocate the destinations to other providers as we see fit. The Agreement is governed by the laws of the Slovak Republic. The Agreement is concluded for an indefinite term and can be terminated upon six months prior notice.

Interconnection Agreement between EuroTel and Eurotel Praha, s.r.o. (“Eurotel Praha”)

This Agreement, entered into on May 2, 2003, governs the interconnection of both our GSM and NMT networks with the network of Eurotel Praha, for the provision of international telephony service by Eurotel Praha to us. We may allocate a part of international traffic originating on our network to the network of Eurotel Praha or, through their network, to other destinations. International traffic may also be terminated on our network under this Agreement, this is, however, subject to approval by our Board of Directors and Slovak Telecom, one of our shareholders. The routing of international traffic is handled as a framework solution. As the Agreement grants no exclusivity or minimum traffic volumes to Eurotel Praha, we may reallocate the destinations to other providers as we see fit. The Agreement is governed by the laws of the Slovak Republic. The Agreement is concluded for an indefinite term and can be terminated upon six months prior notice.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In this Management’s Discussion and Analysis, and elsewhere in this Quarterly Report, we have made statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in the Slovak Republic, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in the Slovak Republic; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain financing necessary to pursue business opportunities; and our ability to adapt to rapid technological change and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Regulation G

For purposes of Regulation G, the information submitted to the SEC on this Form 6-K shall be deemed as issued by the Company contemporaneously outside and inside the United States and not specifically targeted at persons located in the United States.

EuroTel Bratislava, a.s.

Item 3:  Quantitative and Qualitative Disclosures About Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of March 31, 2003 we had Sk6,628 million in gross debt as compared to Sk6,676 million as of December 31, 2002. Gross debt represents long-term notes (See Consolidated Balance Sheet on page 3) plus finance charges, which we incurred in obtaining financing and deferred and amortized to the income statement over the debt service period using the effective interest rate method. The finance charges are included in the initial measurement of the long-term notes. Gross debt may serve as a useful financial indicator in measuring financial condition of telecommunications companies. Gross debt is presented solely as a supplemental measure, however, and gross debt is neither an IFRS nor a U.S. GAAP measure. The calculation of gross debt may vary significantly from company to company, and, by itself, does not necessarily provide a basis for comparisons with other companies.

Interest Rate Risk

Our income and operating cash flows are affected by changes in market interest rates, mainly through their investments in European Union government bonds. It is our policy to restrict our bond investments to European Union government bonds maturing within 12 months from the date of purchase and then hold such investments until maturity. Our borrowings currently consist entirely of long-term notes (see below), which pay a fixed rate of interest.

Our current investments totaled Sk1,844 million as of March 31, 2003 and Sk1,676 million as of December 31, 2002. The following table represents material changes in our interest rate risk as of December 31, 2002 and March 31, 2003, respectively.

	As of December 31,		As of March 31,
	2002	2002	2003	2003
	(millions of Sk, except %)
Debt	Carrying Value	Fair Value	Carrying Value	Fair Value
Long term notes
Fixed Rate-euro	6,676	7,326	6,628	7,158
Interest Rate	11.25%	—	11.25%	—

	As of December 31,		As of March 31,
	2002	2002	2003	2003
	(millions of Sk, except %)
Current Investments	Carrying Value	Fair Value	Carrying Value	Fair Value
Government Bonds
Fixed Rate-euro	1,676	1,677	1,844	1,848
Interest Rate	2.75%-3.64%	—	2.27%-3.23%	—

Our fixed-rate Euro-debt as of March 31, 2003 consisted exclusively of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price on March 31, 2003. The senior guaranteed notes mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30, of each year, respectively, commencing on September 30, 2000.

In September and October 2001, we repurchased €15 million in senior guaranteed notes in a series of open-market transactions. In accordance with IAS 39, we de-recognized the liability related to these open-market purchases in our consolidated balance sheet. We used then-existing liquid assets to eliminate this portion of debt and charged a net loss of Sk44 million to income for this repurchase.

This loss was composed of the following:

•	Sk33 million, which is equal to the difference between the carrying amount of the repurchased notes and the net consideration paid for the repurchase; plus

•	Sk26 million in deferred finance charges, representing the proportional amount attributable to the repurchased notes; minus

•	a deferred tax credit of Sk15 million.

EuroTel Bratislava, a.s.

Our current investments include short-term Euro-denominated EU government bonds, with a fair value at approximately market value. These EU government bonds mature in periods ranging from one to twelve months from the balance sheet date of March 31, 2003.

Foreign Exchange Risk

We face foreign exchange risk as our revenues are denominated in Slovak Crowns, while most of our debt and a significant portion of our capital expenditures as well as our cost of sales are denominated in other currencies. These include payments for GSM network equipment and mobile phone handsets, which are generally denominated in Euros. Any devaluation of the Slovak Crown against the Euro that we are unable to offset through price adjustments will require us to use a larger portion of our revenues for capital expenditures and debt service. This would result in an adverse effect on our financial position and results of operations. Our management is authorized to undertake certain hedging activities, including the use of derivatives, within the limits of an overall framework for such hedging set by the board of directors.

For the three months ended March 31, 2003, we had outstanding certain derivative instruments to hedge a proportion of our foreign exchange risk arising from interest payments accruing on our long term bonds and from expected capital expenditures (see “Financial Instruments” on page 32 for more information.)

As of March 31, 2003, all of our current investments and Sk6,628 million of our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. We incurred foreign exchange gains of Sk29 million as of March 31, 2003 and Sk53 million as of March 31, 2002, as a result of the fluctuation in currency exchange rates.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current-market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at March 31, 2003 would have changed the combined fair value of the facility and current investments and the derivative instruments by Sk563 million.

EuroTel Bratislava, a.s.

Part II – Other Information

Item 1:  Legal Proceedings

We are not aware of any material pending or threatened litigation against EuroTel.

We have filed a number of claims against former customers for amounts owed to EuroTel for services rendered. As of March 31, 2003, the total amount of outstanding claims was Sk244 million. We do not expect to recover any material amounts in connection with these claims.

Item 2:  Changes in securities and use of proceeds

None.

Item 3:  Defaults upon senior securities

None.

Item 4:  Submission of matters to vote of security holders

None.

Item 5:  Other information

None.

Item 6:  Exhibits and reports on Form 8-K

(a)	Exhibits

None.

(b)	Reports on Form 8-K

None.

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EuroTel Bratislava, a.s.
Date: May 14, 2003

	By:	/s/ Robert Chvátal

Robert Chvátal
Chief Executive Officer

	By:	/s/ Ivan Bošňák

Ivan Bošňák
Chief Financial Officer